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                            March 10, 2022

       Carol Tom
       Chief Executive Officer
       UNITED PARCEL SERVICE INC
       55 Glenlake Parkway, N.E
       Atlanta, Georgia 30328

                                                        Re: UNITED PARCEL
SERVICE INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-15451

       Dear Ms. Tom  :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors
       Changes in general economic conditions, in the U.S. and internationally, may adversely affect
       us., page 9

   1. You refer to the adverse impact on your business due to geopolitical uncertainties and conflicts in the
Russian Federation and Ukraine. Please describe the adverse impact of
                                                        Russia   s invasion of
the Ukraine on your business, including the impact on your
                                                        operations and
potential asset impairments.
 Carol Tom
UNITED PARCEL SERVICE INC
March 10, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameCarol Tom                                Sincerely,
Comapany NameUNITED PARCEL SERVICE INC
                                                          Division of
Corporation Finance
March 10, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName